

May 20, 2015

<u>Via E-mail</u>
Eric N. Vincent
Chairman and Chief Executive Officer
Electrum Special Acquisition Corporation
535 Madison Avenue, 11th Floor
New York, NY 10022

   Re: Electrum Special Acquisition Corporation
      Registration Statement on Form S-1
      Filed April 23, 2015
      File No. 333-203599

Dear Mr. Vincent:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

<u>Description of Securities, page 84</u>

2. We note numerous inconsistencies between the description of the provisions of your memorandum and articles and those provided as an exhibit. As examples, we note the redemption described in the last paragraph on page 85 and the provisions regarding amendments referenced on page 89. Please clarify whether you intend to amend the memorandum and articles and the timing of any such amendment, or otherwise revise your disclosure.

Taxation, page 103

3.   Please provide the tax opinion required by Item 601(b)(8) of Regulation S-K.

4.   We note your statement in the introductory paragraph that "[t]he following summary of the material … U.S. federal income tax consequences …." We also note your statement in the last paragraph on page 104 that "this discussion is only a summary of the material U.S. Federal Income Tax consequences of the acquisition, ownership and disposition of our securities." Please revise your statements to delete the term 'summary' as it appears to limit the discussion of the material tax consequences.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

　　　　You may contact Suying Li, Staff Accountant, at (202) 551-3335 or Angela Lumley, Staff Accountant, at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or David Link, at (202) 551-3356 with any other questions.

　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　/s/ David Link for

　　　　　　　　　　　　　　　　　　John Reynolds
　　　　　　　　　　　　　　　　　　Assistant Director

cc: Alan I. Annex, Esq.